

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004300

February 4, 2

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/4/2005

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2005

Dear Mr. Horan:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 10, 2005

<u>Via Electronic Mail</u>

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: ProxyVote Plus, as representative for the United Association S&P 500 Index Fund</u>

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by ProxyVote Plus, on behalf of the United Association S&P 500 Index Fund (the "Proponent"), by fax dated December 3, 2004 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company prepare and issue a report referred to as a "Job Loss and Dislocation Impact Statement" containing information on the elimination of jobs and the relocation of U.S.-based jobs to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. The Proposal specifies that the report describe (i) the decision-making process by which job elimination and relocation decisions are made by the board of directors, management, employees and consultants; (ii) the total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, as well as a description of alternative courses of actions considered; (iii) the estimated or anticipated cost savings from job elimination or job relocation actions undertaken over the past five years; (iv) the impact of such actions on workers, communities, suppliers and customers: and (v) the effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including impact on bonuses or long-term equity compensation.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal may be omitted under Rule 14a-8(i)(7) because it requests the preparation of a special report focused on management of the general workforce, a matter which falls squarely within management's ordinary business operations.

The Proposal, insofar as it relates to Company management's decisions with respect to management of its workforce, including reductions in force and deployment of employees to various locations, clearly relates to the Company's ordinary business operations.

In explaining the amendments to rules on shareholder proposals in 1998, the SEC stated two underlying considerations for promulgating Rule 14a-8(i)(7). The first is to avoid direct shareholder oversight over tasks and decisions that are fundamental to management's ability to run a company on a day-to-day basis. Among the examples given by the SEC are management of the workforce, such as hiring and promotion, as well as termination of employees and retention of suppliers. These examples are particularly applicable to the Proposal at issue. The second consideration cited by the SEC is to avoid proposals that seek to micro-manage a company by probing too deeply into matters about which shareholders are generally not in a position to make an informed judgment. See Release No. 34-40018 (May 28, 1998).

The Company is a global financial services firm with operations in more than 50 countries, some of which have been based in these locations for decades. Currently, approximately 25,000 of the Company's 162,200 employees are located outside the United States. As such, the Company's overseas operations are and have long been integral to its ordinary business operations.

As a multi-national corporation offering six key product lines of business, serving millions of customer accounts worldwide, and with many multi-national corporate clients, the Company must evaluate and balance many factors in managing its global workforce, including customer needs, technology improvements and employee productivity, job skills and efficiency, as well as facility costs and other factors. The Company and its predecessors have also engaged in recent years in a series of mergers, in the course of which reviews of systems, platforms, facilities and staffing were performed. All of these factors and circumstances may result in or impact reductions in force, relocation of jobs, hiring new employees, staffing changes, job assignments, and deployment of the Company's general workforce. Such complex determinations are integral to the day-to-day conduct of the Company's ordinary business operations.

The Staff of the Division of Corporation Finance of the SEC (the "Staff") has consistently declined to recommend enforcement action against companies that omitted proposals pertaining to employee relations and management of the company's workforce pursuant to Rule 14a-8(i)(7).

Recently, in *International Business Machines Corporation* (February 4, 2004), the Staff concurred in the omission by a multi-national corporation of a proposal that sought to establish a policy that U.S. employees would not lose their jobs as a result of management decisions to relocate work to lower wage countries. There, the Staff ruled that the proposal impacted employment decisions and employment relations between the company and its global workforce and could be properly omitted under Rule 14a-8(i)(7). See also *Lockheed Martin Corporation* (January 20, 2004) (proposal requesting management to cease distribution of annual employee evaluations omitted under Rule 14a-8(i)(7) as relating to management of the workforce).

Similarly, the report requested in the Proposal at issue pertains to management decisions on job terminations and job relocations of the Company's global workforce, which are ordinary business matters that fall squarely within the discretion of management.

Although matters pertaining to offshoring and outsourcing of jobs have been the subjects of media attention recently, that should not render the issues raised in the Proposal as significant social policy issues. Given the global nature of the Company described more fully above, the issues raised in the Proposal do not transcend the day-to-day business affairs of the Company.

The Proposal may be distinguished from the one at issue in *AT&T Corp.* (March 1, 2004), in which the Staff denied a petition to omit pursuant to Rule 14a-8(i)(7). There, the proposal requested a report summarizing a "special review of AT&T's executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking compensation of senior executives to measures of performance that are based on corporate income or earnings."

Unlike the proposal submitted to AT&T, the primary focus of the Proposal is management decision-making regarding job elimination and job relocation, which are matters related to the management of the Company's workforce as opposed to executive compensation, which is the focus of the AT&T proposal. While the Company acknowledges that the fifth subpart and part of the supporting statement do seek information about whether the Company has treated job termination and relocation decisions by management as factors in determining executive compensation, a plain reading of the Proposal and four of the five sub-parts of the

Proposal's supporting statement makes it clear that a concern over executive compensation is ancillary to the predominant purpose underlying the Proposal.

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,



cc: ProxyVote Plus, a representative for the United Association S&P 500 Index Fund
United Association S&P 500 Index Fund
Jeremiah Thomas, Esq.

Exhibit A

UNITED ASSOCIATION S&P 500 INDEX FUND PROPOSAL

Attached hereto as separate PDF attachment

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA•NORTHFIELD, IL 60093
(847)501-4035•F(847)501-2942

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Attn: Anthony Horan	Craig Rosenberg
COMPANY:	DATE: 12/10/2004
FAX NUMBER: 212-270-4240	TOTAL NO. OF PAGES INCLUDING COVER: 7
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

☐ URGENT ☐ FOR REVIEW ☑ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

December 3, 2004

VIA FACSIMILE: 212-270-4240

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase and Co
270 Park Avenue
New York, NY 10017

Re: Shareholder Proposal

Dear Mr. Horan:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the JPMorgan Chase and Co ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,



Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of JPMorgan Chase and Co. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

PROXY VOTING SERVICES AGREEMENT

This Agreement is made effective as of the date it is last executed below between The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Trust"), on behalf of its series the United Association S&P 500 Index Fund (the "Fund"), and ProxyVote Plus, LLC (the "Manager").

WHEREAS, the Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "UA"), either through direct investment by UA members or through investment by UA pension funds;

WHEREAS, the Board of Trustees of the Trust has determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner which are believed to be consistent with the interests of UA members;

WHEREAS, National City Investment Management Co., which serves as investment adviser to the Fund, and UA, has each advised the Board of Trustees of the Trust that it believes that the Manager is an appropriate party to determine the interest of UA members with respect to matters on which a shareholder vote is sought and to vote proxies consistent with the interests of UA members;

WHEREAS, the Trust, on behalf of the Fund, desires to appoint the Manager as agent to assume the responsibilities of investment management consisting of the right to vote proxies appurtenant to shares of corporate stock held by the Fund in a manner consistent with the guidelines set forth in the Proxy Voting Guidelines attached to this Agreement as Exhibit I (the "Guidelines");

NOW THEREFORE, the Trust, on behalf of the Fund, and the Manager do hereby agree each with the other as follows:

1. Appointment and Authority of Manager. The Trust, on behalf of the Fund, hereby appoints the Manager as its agent to exercise the proxy voting rights appurtenant to securities held by the Fund as set forth below. The Manager shall have full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals as it, without consultation or confirmation, may determine to be appropriate in accordance with the Manager's fiduciary duty and the Guidelines. The Manager shall keep all information it gathers about the Trust or the Fund in the strictest confidence except to the extent that the Trust hereby authorizes the Manager to disclose whether the Fund is eligible to sponsor shareholder proposals in conjunction with the Manager's program of coordinated shareholder activism.

2. Information and Reports. The Manager will provide the Trust with annual reports within 60 days after the close of the calendar year that list every proxy vote cast during the reporting period, the issue involved, and the reason the

14. Entire Agreement and Amendments. This document contains an expression of the entire Agreement of the parties and supersedes all other prior and contemporaneous proposals, agreements, contracts, representations, and understandings, whether written or oral, between the parties with respect to the subject matter hereof. This Agreement may only be modified in writing by the representatives of both parties hereto. If any provision of this Agreement is declared to be invalid, such declaration will not affect the validity of any other provisions.

15. Notices. Any notice given hereunder shall be in writing and shall be served upon the other party personally, or by first class mail, postage prepaid. Any notice to the Manager shall be made at the following address:

Craig M. Rosenberg, President
ProxyVote Plus, LLC
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Any notice to the Trust shall be made at the following address:

William E. Zitelli, Jr.
SEI Investment Global Funds Services
One Freedom Valley Drive
Oaks, PA 19456

Either party may change its address by notice to the other party.

ProxyVote Plus, LLC

By: C. M. R[illegible]

Title: PRES.

Date: 12/16/03

The Advisors' Inner Circle Fund, on behalf
of the United Association S&P 500 Index Fund

By: [signature]

Title: VP

Date: 1/5/04

PROXYVOTE PLUS

January 19, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to JPMorgan Chase and Co's Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to JPMorgan Chase and Co's ("JPMorgan" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on

> employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy

Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to General Electric's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,



Craig Rosenberg

cc: Anthony J. Horan, Esq.
Mr. Sean O'Ryan, United Association

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2005

The proposal requests that JPMorgan Chase issue a statement that provides information relating to the elimination of jobs within JPMorgan Chase and/or the relocation of U.S.-based jobs by JPMorgan Chase to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor